SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 6, 2011

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BY EDGAR

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	KAR Auction Services, Inc.
Registration Statement on Form S-3
Filed May 6, 2011
File No. 333-174038

Dear Mr. Owings:

On behalf of KAR Auction Services, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 1, 2011 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	Given the large number of common shares being offered by affiliates of the registrant, the resale offering by those affiliates appears to be on behalf of the registrant. Accordingly, please revise to name all affiliates selling in the offering as underwriters under the Securities Act of 1933. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

For the reasons set forth below, we respectfully submit that the offering (the “Offering”) of 106,853,660 shares (the “Shares”) of the Company’s common stock by KAR Holdings II, LLC (the “Selling Stockholder”), the sole selling stockholder under the Registration Statement, is not a resale offering on behalf of the Company and that the Selling Stockholder and the Equity Sponsors (which own the majority of equity interests in the Selling Stockholder) are not, and should not be, considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Offering. We respectfully submit that any sales by the Selling Stockholder in the Offering should be considered secondary offerings under
Rule 415(a)(1)(i).

Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the facts and circumstances of the particular case.” C&DI 612.09 states in part:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

How long the Selling Stockholder has held the Shares

The Selling Stockholder acquired the shares being registered pursuant to the Registration Statement over four years ago in a bona fide private placement in connection with the acquisition of ADESA, Inc. in April 2007. The significant period of time that the Selling Stockholder has held the shares being registered pursuant to the Registration Statement indicates that the Selling Stockholder bore the market risk of holding the shares as an investment, and not with a view to distribution. Further, although the Registration Statement covers all of the shares of the Company owned by the Selling Stockholder, the Selling Stockholder does not currently intend to dispose of all of such shares in a single transaction; thus, the Selling Stockholder will continue to bear the market risk of holding the Company’s shares.

The circumstances under which the Selling Stockholder received the Shares

The Selling Stockholder acquired the shares being registered pursuant to the Registration Statement in 2007 in a bona fide private placement in connection with the acquisition of

ADESA, Inc. In connection with the acquisition, the Equity Sponsors and the Company’s management contributed to the Selling Stockholder approximately $1.1 billion of consideration, consisting of a combination of cash, stock of ADESA, Inc. and stock of Axle Holdings, Inc., in exchange for common units in the Selling Stockholder. In turn, the Selling Stockholder contributed such cash and stock to the Company in exchange for the Shares. The facts surrounding the issuance of the Shares do not support a conclusion that the Selling Stockholder was acquiring the securities for the purpose of distributing them on behalf of the Company.

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the Company is not itself eligible to register shares on a primary basis using that form. Here, the Company satisfies all of the criteria under Form S-3 for a primary offering of shares on Form S-3—the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve months, has filed in a timely manner all reports required to be filed during that twelve-month period and has a non-affiliate public float of more than $75 million—and therefore the Company is eligible to register both secondary and primary transactions on Form S-3. This is not a PIPE transaction or a transaction involving warrants or convertible notes where a company is attempting to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis, where we understand the Staff has had concerns in recent years. Rather, this is a registration, involving an already publicly traded Company, of shares that have been held for more than four years, by a shareholder principally owned by private equity firms exercising demand registration rights.

The Selling Stockholder’s relationship to the issuer

Pursuant to a Director Designation Agreement, for so long as the Selling Stockholder beneficially owns more than 50.0% of the total number of shares of the Company’s common stock outstanding at any time, the Company shall include in the slate of nominees recommended to stockholders of the Company for election as directors not less than seven individuals designated by the Selling Stockholder. Currently, there are seven such directors on the Board of Directors of the Company. The Company believes that these directors’ service on the Company’s board reflected the Selling Stockholder’s long-term investment intent with respect to the Company and is inconsistent with a conclusion that the Selling Stockholder was acquiring the securities for the purpose of distributing them on behalf of the Company.

The amount of securities involved

As of May 31, 2011, the Company had 136,167,393 shares of common stock outstanding. The Comment Letter suggests that the Staff views as compelling the large number of shares being registered compared with the number of outstanding shares. We note that the amount of securities involved is only one factor cited in C&DI 612.09 to be considered by the Staff in determining whether an offering by selling shareholders is on behalf of an issuer. In addition, pursuant to the Registration Rights Agreement filed as Exhibit 4.2 to the Registration Statement, as is typical in bona fide private placements, the Company was contractually required to register all of the Shares on a shelf registration statement upon the receipt of a demand request from the Selling Stockholder, but, as indicated above, the Selling Stockholder does not currently intend to dispose of all of the Shares in a single takedown offering.

Whether the Selling Stockholder is in the business of underwriting securities

The Selling Stockholder is not in the business of underwriting securities. Although one of the Equity Sponsors, Goldman Sachs Capital Partners (“GSCP”), is affiliated with Goldman, Sachs & Co., a broker-dealer, GSCP’s participation was as a long-term investor as evidenced by the long period of time that has elapsed since its original investment in the Selling Stockholder. GSCP is a private equity investor which has made numerous private equity investments over the recent decades and is not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

In light of the fact that the initial investment by the Equity Sponsors in the business was made over four years ago, they have clearly made a long-term investment in the Company. The Equity Sponsors are in the business of investing in and developing companies, not underwriting securities. They are in no sense alter egos of the Company or acting as a conduit for the Company. This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The decision to file this registration statement was made by the Equity Sponsors and not by the Company, which will receive no financial benefits from this registration.

For the reasons stated above, we believe that the Offering is not an indirect primary offering by the Company and that the Selling Stockholder and the Equity Sponsors are not, and should not be, considered “underwriters” of the Shares within the meaning of Section 2(a)(11) of the Securities Act. We respectfully submit that sales by the Selling Stockholder pursuant to the Registration Statement should be considered secondary offerings under Rule 415(a)(1)(i).

Corporate Opportunities, page 5

2.	Please provide a basis for, or delete as inappropriate, the third paragraph under this heading.

The third paragraph under the heading “Corporate Opportunities” has been deleted.

Selling Stockholders, page 6

3.	With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

The disclosure on page 10 of the Amendment has been revised to add disclosure of the relationships between one of the Equity Sponsors and the Selling Stockholder and the individuals who may be deemed to control the applicable legal entities. With this addition, the Company has disclosed for each legal entity listed the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers.

4.	Please identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

In response to the Staff’s comment, the Company has added disclosure on page 7 of the Amendment.

5.

We note your disclosure that the “Equity Sponsors indirectly received the shares of [y]our common stock that may be resold pursuant to this prospectus in 2007 in connection with their indirect investment in the Company.” For each selling stockholder, please disclose in more detail how they acquired the shares offered for resale. For example, please describe the number of shares acquired, the transaction pursuant to which these shares were acquired, the price paid for the shares and the agreements pursuant to which the shares were acquired. Please also file the agreement(s) governing the acquisition of the shares offered for resale by the Equity Sponsors as an exhibit(s) to your registration statement.

The Company has revised the disclosure beginning on page 6 of the Amendment to describe the number of shares acquired, the transaction pursuant to which these shares were acquired, the price paid for the shares and the agreements pursuant to which the shares were acquired. The Equity Sponsors do not own any of the Shares. Instead, the Equity Sponsors own common units in the Selling Stockholder. The Selling Stockholder, KAR Holdings II, LLC, owns all of the Shares and is the sole selling stockholder in the Offering.

The Agreement and Plan of Merger, dated December 22, 2006, by and among KAR Holdings II, LLC, KAR Holdings, Inc., KAR Acquisition, Inc. and ADESA, Inc. governed the acquisition of the shares offered for resale by KAR Holdings II, LLC. In response to the Staff’s comment, the Registration Statement has been revised to add the Agreement and Plan of Merger as Exhibit 2.1.

Exhibit 5.1

6.	In the second paragraph on page two of the opinion, please have counsel delete as inappropriate the assumption that the consideration recited in the Board Resolutions approving the issuance of the Shares has been received in full by the Company.

The Company has filed an amended opinion of counsel that deletes the referenced assumption.

* * * * *

If you have any questions or require any additional information, please telephone the undersigned at (212) 735-2918 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Gregory A. Fernicola
Gregory A. Fernicola

cc:    Rebecca C. Polak, KAR Auction Services, Inc.

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